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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

October 28, 2011

Re:	Delphi Automotive PLC

Amendment No. 4 to the Registration Statement on Form S-1

Filed August 19, 2011

File No. 333-174493

Mr. J. Nolan McWilliams

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McWilliams:

We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 29, 2011 with respect to Amendment No. 4 (“Amendment No. 4”), filed August 19, 2011, to the Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-174493) filed by Delphi Automotive PLC (the “Company”). For your convenience, we have reproduced the Staff’s comment preceding each response.

In connection herewith, the Company is filing Amendment No. 5 (“Amendment No. 5”) to the Registration Statement. Please find enclosed four copies of Amendment No. 5 marked to show changes from Amendment No. 4. The changes reflected in Amendment No. 5 include changes that are intended to update, clarify and render the information complete.

The Company is supplementally submitting as Exhibit A (attached hereto) a draft of the relevant pages of the Registration Statement marked to show changes intended to be made to Amendment No. 5, including information dependent on the proposed price range and valuation (which may impact the number of the Company’s ordinary shares to be issued in exchange for Delphi Automotive LLP membership interests). In light of the volatile nature of the capital markets in the current environment, such price range and related information are subject to change based upon market conditions, Company performance and other factors. The Company can also confirm the price range included on the preliminary prospectus prior to the time of marketing will be narrowed to be no greater than $2 per share.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Mr. J. Nolan McWilliams	2	October 28, 2011

General

1.	We note that you intend to file a number of the exhibits, including the underwriting agreement and legality opinion, with future amendments. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

The Company acknowledges the Staff’s comment and has filed all outstanding exhibits with Amendment No. 5, except the form of underwriting agreement, the legality opinion and the director consents, which the Company intends to file with a subsequent amendment filed sufficiently in advance of proposed effectiveness of the Registration Statement.

Market and Industry Data, page ii

2.	We note your response to comment three in our letter dated June 21, 2011. Please file the consent of The Freedonia Group with your next amendment or tell us why you believe you are not required to do so. Refer to Securities Act Section 7 and Rule 436.

The Company has filed the consent of The Freedonia Group, Inc. with Amendment No. 5.

Tax Considerations, page 163

U.S. Federal Income Tax Considerations, page 165

3.	Please file counsel’s opinion as to the material U.S. federal income tax consequences as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(8) of Regulation S-K.

The Company has filed the opinion of Davis Polk & Wardwell LLP relating to the tax matters identified in “Tax Considerations—U.S. Federal Income Tax Considerations” as an exhibit to Amendment No. 5.

***

Mr. J. Nolan McWilliams	3	October 28, 2011

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Justin Dobbie (Securities and Exchange Commission, Division of Corporation Finance)
Heather Clark (Securities and Exchange Commission, Division of Corporation Finance)
Linda Cvrkel (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kevin P. Clark, Vice President and Chief Financial Officer
David M. Sherbin, Vice President, General Counsel, Secretary and Chief Compliance Officer
c/o Delphi Automotive LLP
Via facsimile (248) 813-2103

Richard B. Aftanas
Skadden, Arps, Slate, Meagher & Flom LLP
Via facsimile (917) 777-4112